UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

Zoo Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98978F108
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
6,069(1)

8.	SHARED VOTING POWER
2,210,221(1)

9.	SOLE DISPOSITIVE POWER
6,069(1)

10.	SHARED DISPOSITIVE POWER	[_]
2,210,221(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,216,290(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5%(1)(2)

14.	TYPE OF REPORTING PERSON*
IN

(1) Includes (i) 1,839,706 shares of Common Stock owned by Coast Medina, LLC and 10,803 shares of Common Stock owned by Coast Sigma Fund, LLC, both Delaware limited liability companies controlled by David E. Smith, (ii) non-qualified stock options to purchase up to 6,069 shares of Common Stock for a price of $2.46 per share that are vested and exercisable within the next 60 days and (iii) warrants held by Coast Medina, LLC to purchase up to 359,712.

 (2) Based on a total of 8,011,435 shares of Common Stock outstanding as of November 14, 2011, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Offshore Management (Cayman), Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,199,418(1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,199,418(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,199,418(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.3%(1)(2)

14.	TYPE OF REPORTING PERSON*
CO

(1) Includes (i) 1,839,706 shares of Common Stock owned by Coast Medina, LLC and (ii) warrants held by Coast Medina, LLC to purchase up to 359,712 shares of Common Stock.

(2) Based on a total of 8,011,435 shares of Common Stock outstanding as of November 14, 2011, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Coast Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,199,418(1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,199,418(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,199,418(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.3%(1)(2)

14.	TYPE OF REPORTING PERSON*
PN

(1) Includes (i) 1,839,706 shares of Common Stock owned by Coast Medina, LLC and (ii) warrants held by Coast Medina, LLC to purchase up to 359,712.

(2) Based on a total of 8,011,435 shares of Common Stock outstanding as of November 14, 2011, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No.	98978F108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Coast Medina, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,199,418(1)

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
2,199,418(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,199,418(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.3%(1)(2)

14.	TYPE OF REPORTING PERSON*
OO

(1) Includes (i) 1,839,706 shares of Common Stock owned by Coast Medina, LLC and (ii) warrants held by Coast Medina, LLC to purchase up to 359,712 shares of Common Stock.

(2) Based on a total of 8,011,435 shares of Common Stock outstanding as of November 14, 2011, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 21, 2011.

CUSIP No.	98978F108

Item 1.	Security and Issuer.

This Amendment No. 6 (this "Amendment") to the Schedule 13D originally filed with the Securities and Exchange Commission on February 2, 2010, as amended by Amendment No. 1 to the Schedule 13D on March 8, 2010, Amendment No. 2 to the Schedule 13D on June 10, 2010, Amendment No. 3 to the Schedule 13D on July 26, 2011, Amendment No. 4 to the Schedule 13D on January 25, 2012, and Amendment No. 5 to the Schedule 13D on February 3, 2012, relates to the common stock, par value $0.001 per share ("Common Stock"), of Zoo Entertainment, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 400, Cincinnati, Ohio 45209.

Item 2.	Identity and Background.

(a-c,f)
This Schedule 13D is being filed by David E. Smith, Coast Offshore Management (Cayman), Ltd. ("Coast Offshore Management"), The Coast Fund, LP ("The Coast Fund") and Coast Medina, LLC ("Coast Medina").  Each of David E. Smith, Coast Offshore Management, The Coast Fund and Coast Medina may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".

David E. Smith is the president of Coast Offshore Management. Coast Offshore Management is  the managing general partner of The Coast Fund. The Coast Fund is the sole member of Coast Medina.

The Coast Fund is a Cayman Islands limited partnership.  Coast Medina is a Delaware limited liability company.  Coast Offshore Management is a Cayman Islands Company.  David E. Smith is a United States citizen. The principal business address for each of David E. Smith, Coast Offshore Management, The Coast Fund and Coast Medina is 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

	(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock is held for general investment purposes and was paid for with working capital.

Item 4.	Purpose of Transaction.

This Amendment is being filed to report amendments to the Second Amended and Restated Factoring and Security Agreement (as discussed in Item 6 below) and to amend the Reporting Persons' intentions with respect to their holdings and potential future transactions.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional equity interests in the Issuer, which may be through the conversion of debt owed by the Issuer, including but not limited to, Common Stock, options and warrants.  The Reporting Persons may also provide additional financing to the Issuer through various agreements, including but not limited to, factoring and other lending facilities, which may contain provisions that permit conversion into equity securities.  Additionally, the Reporting Persons may determine to sell or otherwise dispose of all or some of their holdings of shares of Common Stock at any time.

The Reporting Persons are in discussions with the Issuer with respect to potential amendments and revisions to their current financing facilities and the possibility of providing additional financing, which may result in a restructuring of the Issuer's capital.

Item 5.	Interest in Securities of the Issuer.

(a,b)
Based on a total of 8,011,435 shares of Common Stock outstanding as reported on the Issuers 10-Q filed with the Securities and Exchange Commission on November 21, 2011, David E. Smith may be deemed to be the beneficial owner of 2,216,290 shares of Common Stock,  constituting 26.5% of the Issuer's Common Stock, which includes (i) non-qualified stock options to purchase up to 6,069 shares of Common Stock; (ii) 10,803 shares of Common Stock owned by Coast Sigma Fund, LLC; (iii)1,839,706 shares of Common Stock owned by Coast Medina, LLC and (iv) warrants held by Coast Medina, LLC to purchase up to 359,712 shares of Common Stock.

David E. Smith has the sole power to vote or direct the vote of 6,069 Common Stock; has the shared power to vote or direct the vote of 2,210,221 Common Stock; has sole power to dispose or direct the disposition of 6,069 Common Stock; and has shared power to dispose or direct the disposition of 2,210,221 Common Stock.

(a,b)
Based on a total of 8,011,435 shares of Common Stock outstanding as reported on the Issuers 10-Q filed with the Securities and Exchange Commission on November 21, 2011, Coast Offshore Management may be deemed to be the beneficial owner of 2,199,418 shares of Common Stock, constituting 26.3% of the Issuer's Common Stock, which includes (i)1,839,706 shares of Common Stock owned by Coast Medina, LLC and (ii) warrants held by Coast Medina, LLC to purchase up to 359,712 shares of Common Stock.

Coast Offshore Management has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 2,199,418 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 2,199,418 Common Stock.

(a,b)
Based on a total of 8,011,435 shares of Common Stock outstanding as reported on the Issuers 10-Q filed with the Securities and Exchange Commission on November 21, 2011, the Coast Fund may be deemed to be the beneficial owner of 2,199,418 shares of Common Stock, constituting 26.3% of the Issuer's Common Stock, which includes (i)1,839,706 shares of Common Stock owned by Coast Medina, LLC and (ii) warrants held by Coast Medina, LLC to purchase up to 359,712 shares of Common Stock.

The Coast Fund has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 2,199,418 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 2,199,418 Common Stock.

(a,b)
Based on a total of 8,011,435 shares of Common Stock outstanding as reported on the Issuers 10-Q filed with the Securities and Exchange Commission on November 21, 2011, Coast Medina, LLC may be deemed to be the beneficial owner of 2,199,418 shares of Common Stock, constituting 26.3% of the Issuer's Common Stock, which includes (i)1,839,706 shares of Common Stock owned by Coast Medina, LLC and (ii) warrants held by Coast Medina, LLC to purchase up to 359,712 shares of Common Stock.

Coast Medina, LLC has the sole power to vote or direct the vote of 0 Common Stock; has the shared power to vote or direct the vote of 2,199,418 Common Stock; has sole power to dispose or direct the disposition of 0 Common Stock; and has shared power to dispose or direct the disposition of 2,199,418 Common Stock.

(c)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously reported, MMB Holdings LLC entered into a Second Amended and Restated Factoring and Security Agreement, dated October 28, 2011 with Zoo Publishing, Inc. (as may be amended from time to time, the "Factoring Agreement"), a wholly-owned subsidiary of the Issuer. The Factoring Agreement was amended on January 5, 2012, January 30, 2012, February 14, 2012 and February 29, 2012. The details of the amendments were included in the Issuers 8-K filed with the Securities and Exchange Commission on January 10, 2012, February 3, 2012, February 16, 2012 and March 6, 2012. MMB Holdings LLC is owned by (i) David E. Smith (through his ownership of Mojobear Capital, LLC, which also serves as Managing Member of MMB Holdings LLC), (ii) Jay Wolf, Executive Chairman of the Issuer's Board, and (iii) Columbia Pacific Opportunity Fund, LP. The Factoring Agreement may be amended in the future.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/President Coast Offshore Management (Cayman), Ltd.
(Name/Title)

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
AGREEMENT

The undersigned agree that this Schedule 13D Amendment dated March 6, 2012 relating to the Common Stock of Zoo Entertainment, Inc. shall be filed on behalf of the undersigned.

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/President Coast Offshore Management (Cayman), Ltd.
(Name/Title)

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of The Coast Fund, LP
(Name/Title)

March 6, 2012
(Date)

/s/ David E. Smith
(Signature)

David E. Smith/Managing Member of the general partner of the sole member of Coast Medina, LLC
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 26024 0001 1262875